Exhibit 99.2

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED

JUNE 30, 2020 AND 2019

(Expressed in United States Dollars)

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Financial Position

(in thousands of United States dollars - unaudited)

		Restated (Note 2c)
	June 30, 2020	December 31, 2019	January 1, 2019
Assets
Current assets
Cash and cash equivalents	$46,419	$4,828	$5,017
Accounts receivable	8,503	7,048	5,726
Investments (Note 4)	2,708	-	-
Right of first refusal receivable	-	12,000	-
Prepaid expenses and other	1,048	483	267
Total current assets	58,678	24,359	11,010

Non-current assets
Royalty, stream and other interests (Note 3)	274,069	281,405	198,091
Investments (Note 4)	5,438	7,148	4,458
Deferred financing costs and other	1,182	1,400	823
Deferred tax asset	823	823	823
Total assets	$340,190	$315,135	$215,205

Liabilities
Current liabilities
Trade and other payables	$3,319	$3,233	$2,713
Dividend payable (Note 6e)	1,281	1,196	-
Total current liabilities	4,600	4,429	2,713

Non-current liabilities
Credit facility (Note 5 & 15)	76,000	69,000	12,300
Total liabilities	80,600	73,429	15,013

Equity
Capital and reserves
Share capital (Note 6a)	257,997	237,509	187,028
Reserves	10,214	14,009	13,298
Accumulated other comprehensive income	996	1,262	2,077
Deficit	(9,617)	(11,074)	(2,211)
Total equity	259,590	241,706	200,192
Total liabilities and equity	$340,190	$315,135	$215,205

Contractual Obligations (Note 14)

Subsequent events (Note 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ON BEHALF OF THE BOARD:

“signed” Geoff Burns, Director “signed” Dan O’Flaherty, Director

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Income and Comprehensive Income

(in thousands of United States dollars, except for per share and share data – unaudited)

	Three months ended June 30, 2020	Three months ended June 30, 2019 Restated (Note 2c)	Six months ended June 30, 2020	Six months ended June 30, 2019 Restated (Note 2c)
Royalty revenue (Note 12)	$7,784	$4,418	$13,860	$8,587
Sales (Note 12)	3,187	2,573	6,401	4,072
Total revenue	10,971	6,991	20,261	12,659

Cost of sales, excluding depletion	(891)	(836)	(1,870)	(1,497)
Depletion (Note 3)	(4,044)	(3,061)	(7,350)	(5,176)
Total cost of sales	(4,935)	(3,897)	(9,220)	(6,673)
Gross profit	6,036	3,094	11,041	5,986

Administration expenses (Note 7)	(1,142)	(1,311)	(2,488)	(1,970)
Project evaluation expenses (Note 7)	(666)	(930)	(1,908)	(1,338)
Income from operations	4,228	853	6,645	2,678

Other income and expenses
Foreign exchange loss	(32)	(124)	(236)	(70)
Other income (expense)	66	63	(70)	(102)
Finance expense	(676)	(304)	(1,507)	(582)
Income before income taxes	3,586	488	4,832	1,924

Income tax (expense) recovery (Note 11)	(510)	122	(896)	(156)
Net income for the period	$3,076	$610	$3,936	$1,768

Earnings per share (Note 8)
Basic earnings per share	$0.03	$0.01	$0.03	$0.02
Diluted earnings per share	$0.02	$0.01	$0.03	$0.02

Weighted average number of common shares outstanding:
Basic	122,168,067	108,006,690	120,929,557	107,879,237
Diluted	133,001,754	116,960,278	133,056,482	116,468,139

Other Comprehensive Income
Net income for the period	$3,076	$610	$3,936	$1,768
Item that will not be subsequently re-classified to net income:
Changes in fair value on investments (Note 4)	3,925	654	(266)	(195)
Comprehensive income for the period	$7,001	$1,264	$3,670	$1,573

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Cash Flows

(in thousands of United States dollars - unaudited)

	Three months ended June 30, 2020	Three months ended June 30, 2019 Restated (Note 2c)	Six months ended June 30, 2020	Six months ended June 30, 2019 Restated (Note 2c)
Operating activities
Net income for the period	$3,076	$610	$3,936	$1,768

Depletion and amortization	4,080	3,079	7,423	5,212
Income tax expense (recovery)	510	(122)	896	156
Share-based compensation	447	775	915	991
Finance expense	676	304	1,507	582
Foreign exchange (loss) income and other	(113)	(25)	47	98
Income taxes paid	(197)	(571)	(512)	(863)
Changes in non-cash working capital (Note 9)	(1,863)	1,293	(2,750)	(473)
Net cash provided by operating activities	$6,616	$5,343	$11,462	$7,471

Investing activities
Acquisition of royalty, stream and other interests and other	(14)	(68)	(14)	(7,720)
Acquisition of investments	(1,000)	-	(1,000)	-
Right of first refusal proceeds	-	-	12,000	-
Net cash (used in) provided by investing activities	$(1,014)	$(68)	$10,986	$(7,720)

Financing activities
Proceeds from credit facility (Note 5)	10,000	-	20,000	4,500
Repayment of credit facility (Note 5)	-	(4,300)	(13,000)	(4,300)
Financing costs and interest paid	(500)	(731)	(1,259)	(983)
Dividends paid (Note 6e)	(1,197)	-	(2,393)	-
Proceeds from exercise of warrants and stock options (Note 6b & 6c)	15,631	51	15,778	152
Net cash provided by (used in) financing activities	$23,934	$(4,980)	$19,126	$(631)

Effect of exchange rate changes on cash and cash equivalents	54	(31)	17	33
Increase in cash and cash equivalents	29,590	264	41,591	(847)
Cash and cash equivalents at the beginning of the period	16,829	3,906	4,828	5,017
Cash and cash equivalents at the end of the period	$46,419	$4,170	$46,419	$4,170

Supplemental cash flow information (Note 9)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Changes in Equity

(in thousands of United States dollars, except for number of shares - unaudited)

	Issued shares	Share capital $	Share warrant reserve $	Share option reserve $	Accumulated other comprehensive income $	Deficit $	Total equity $
As at December 31, 2019 - Restated (Note 2c)	119,578,489	237,509	10,999	3,010	1,262	(11,074)	241,702
Total comprehensive income	-	-	-	-	(266)	3,936	3,670
Dividend declared (Note 6e)	-	-	-	-	-	(2,479)	(2,479)
Shares issued for warrants exercised (Note 6b)	8,250,000	19,923	(4,390)	-	-	-	15,533
Shares issued for options exercised (Note 6c)	299,250	530	-	(285)	-	-	245
Share-based compensation	9,240	35	-	880	-	-	915
As at June 30, 2020	128,136,979	257,997	6,609	3,605	996	(9,617)	259,590

As at December 31, 2018 - Restated (Note 2c)	107,715,646	187,028	10,999	2,299	2,077	(2,211)	200,192
Total comprehensive income	-	-	-	-	(195)	1,768	1,573
Shares issued for options exercised (Note 6c)	189,000	332	-	(180)	-	-	152
Share-based compensation	107,705	418	-	572	-	-	990
As at June 30, 2019 - Restated (Note 2c)	108,012,351	187,778	10,999	2,691	1,882	(443)	202,907

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MAVERIX METALS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Month Periods Ended June 30, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

1.	NATURE OF OPERATIONS

Maverix Metals Inc. (“Maverix” or the “Company”) is incorporated and domiciled in Canada and its registered head office address is Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada. The Company’s common shares trade on the New York Stock Exchange American and Toronto Stock Exchange under the ticker symbol “MMX”.

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (“Streams”) on projects that are in an advanced stage of development or on operating mines producing precious or other metals. Royalty interests (“Royalty” or collectively, “Royalties”) are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project (a Gross Revenue Royalty (“GRR”) or after deducting specified costs (a Net Smelter Returns (“NSR”) royalty). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of a mine’s production for a specified period or for the life of the mine.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors of the Company on August 12, 2020.

2.	SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019 (the “2019 Annual Financial Statements”).

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s 2019 Annual Financial Statements, with the exception of the additional COVID-19 estimation uncertainty described below and the new accounting policies described in Note 2(c). The Company’s interim results are not necessarily indicative of its results for a full year.

COVID-19 Estimation Uncertainty

In preparing the consolidated financial statements, the Company makes judgements, estimates and assumptions in applying its accounting policies. As disclosed in the 2019 Annual Financial Statements, sources of estimation uncertainty include attributable reserve and resource estimates, fair value of acquired royalty, stream and other interests, impairment of royalty, stream and other interests and income taxes.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far reaching. To date there has been significant volatility in the stock market and in the commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. In the current environment, estimates and assumptions about future production, commodity prices, exchange rates, discount rates, future capital expansion plans and associated production implications at the underlying mines in which the Company holds a Royalty or Stream interest are subject to greater variability than normal, which could significantly affect the valuation of our assets, both non-financial and financial. As at June 30, 2020, the Company has not recorded any adjustments related to the COVID-19 pandemic.

MAVERIX METALS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Month Periods Ended June 30, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

B.	Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. The condensed consolidated interim financial statements are presented in United States dollars (“USD”) (Note 2c), unless otherwise noted. Certain comparative figures have been adjusted to conform to the current period presentation.

C.	Presentation Currency

Effective January 1, 2020, the Company elected to change its presentation currency from the Canadian dollar (“CAD”) to USD. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded precious metals royalty and streaming companies. The Company has applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency. The USD presentation currency is consistent with the functional currency of the Company and its principal subsidiaries.

3.	ROYALTY, STREAM AND OTHER INTERESTS

As at and for the six months ended June 30, 2020:

		Cost			Accumulated Depletion
	Country	Opening	Additions	Ending	Opening	Depletion	Ending	Carrying Amount
		$	$	$	$	$	$	$
Beta Hunt	AUS	14,875	-	14,875	(6,638)	(402)	(7,040)	7,835
Cerro Casale	CHL	7,053	-	7,053	-	-	-	7,053
Converse	USA	10,039	-	10,039	-	-	-	10,039
DeLamar	USA	9,068	-	9,068	-	-	-	9,068
El Mochito	HON	7,710	14	7,724	(1,516)	(246)	(1,762)	5,962
Florida Canyon	USA	12,823	-	12,823	(2,189)	(341)	(2,530)	10,293
Friday - Petsite	USA	1,000	-	1,000	-	-	-	1,000
Gemfield	USA	8,799	-	8,799	-	-	-	8,799
Hope Bay	CAN	63,324	-	63,324	(1,950)	(835)	(2,785)	60,539
Karma	BFA	20,080	-	20,080	(4,063)	(978)	(5,041)	15,039
La Colorada	MEX	17,400	-	17,400	(3,262)	(442)	(3,704)	13,696
McCoy Cove	USA	18,553	-	18,553	-	-	-	18,553
Moose River	CAN	3,700	-	3,700	(1,544)	(474)	(2,018)	1,682
Moss	USA	20,283	-	20,283	(1,617)	(1,467)	(3,084)	17,199
Mt. Carlton	AUS	9,436	-	9,436	(4,637)	(1,023)	(5,660)	3,776
Omolon	RUS	10,076	-	10,076	(399)	(675)	(1,074)	9,002
San Jose	MEX	5,500	-	5,500	(2,301)	(289)	(2,590)	2,910
Silvertip	CAN	4,340	-	4,340	(454)	-	(454)	3,886
Vivien	AUS	3,301	-	3,301	(2,593)	(131)	(2,724)	577
Other	Various	68,134	-	68,134	(926)	(47)	(973)	67,161
Total(1)		315,494	14	315,508	(34,089)	(7,350)	(41,439)	274,069

(1)	Total royalty, stream, and other interests include carrying amounts in the following countries: $99.7 million in United States, $72.1 million in Canada, $20.2 million in Mexico, $15.2 million in Burkina Faso, $13.5 million in Australia, $10.1 million in Chile, $9.0 million in Russia, $8.4 million in Peru, $6.0 million in Honduras, $5.2 million in Dominican Republic, $4.0 million in Cote d’Ivoire, $3.5 million in Ghana, $3.2 million in Argentina and $4.0 million in other various countries.

MAVERIX METALS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Month Periods Ended June 30, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

As at and for the year ended December 31, 2019:

		Cost				Accumulated Depletion
	Country	Opening	Additions	Ending	Opening	Depletion	Impairment	Ending	Carrying Amount
		$	$	$	$	$		$	$
Amulsar	ARM	14,241	-	14,241	-	-	(14,241)	(14,241)	-
Beta Hunt	AUS	14,875	-	14,875	(4,886)	(1,752)	-	(6,638)	8,237
Cerro Casale	CHL	-	7,053	7,053	-	-	-	-	7,053
Converse	USA	10,039	-	10,039	-	-	-	-	10,039
DeLamar	USA	-	9,068	9,068	-	-	-	-	9,068
El Mochito	HON	-	7,710	7,710	-	(1,516)	-	(1,516)	6,194
Florida Canyon	USA	12,215	608	12,823	(1,516)	(673)	-	(2,189)	10,634
Friday - Petsite	USA	-	1,000	1,000	-	-	-	-	1,000
Gemfield	USA	8,799	-	8,799	-	-	-	-	8,799
Hope Bay	CAN	23,305	40,019	63,324	(772)	(1,178)	-	(1,950)	61,374
Karma	BFA	20,073	7	20,080	(2,347)	(1,716)	-	(4,063)	16,017
La Colorada	MEX	17,400	-	17,400	(2,338)	(924)	-	(3,262)	14,138
McCoy Cove	USA	12,004	6,549	18,553	-	-	-	-	18,553
Moose River	CAN	3,700	-	3,700	(852)	(692)	-	(1,544)	2,156
Moss	USA	20,273	10	20,283	(70)	(1,547)	-	(1,617)	18,666
Mt. Carlton	AUS	9,436	-	9,436	(3,621)	(1,016)	-	(4,637)	4,799
Omolon	RUS	-	10,076	10,076	-	(399)	-	(399)	9,677
San Jose	MEX	5,500	-	5,500	(1,747)	(554)	-	(2,301)	3,199
Silvertip	CAN	4,340	-	4,340	(101)	(353)	-	(454)	3,886
Vivien	AUS	3,293	8	3,301	(2,030)	(563)	-	(2,593)	708
Other	Various	39,504	28,630	68,134	(628)	(298)	-	(926)	67,208
Total(1)		218,997	110,738	329,735	(20,908)	(13,181)	(14,241)	(48,330)	281,405

(1)	Total royalty, stream, and other interests include carrying amounts in the following countries: $101.6 million in United States, $73.4 million in Canada, $20.9 million in Mexico, $16.1 million in Burkina Faso, $15.1 million in Australia, $10.1 million in Chile, $9.7 million in Russia, $8.4 million in Peru, $6.2 million in Honduras, $5.2 million in Dominican Republic, $4.0 million in Cote d’Ivoire, $3.5 million in Ghana, $3.2 million in Argentina and $4.0 million in other various countries.

4.	INVESTMENTS

As at and for the six months ended June 30, 2020:

	Balance at December 31, 2019	Additions	Disposals	Transfers	Fair Value Adjustments	Balance at June 30, 2020
Short-term investments
Common shares(1)	$-	$-	$-	$2,831	$(198)	$2,633
Warrants(2)	-	7	-	142	(74)	75
Total short-term investments	$-	$7	$-	$2,973	$(272)	$2,708

Non-current investments
Common shares(1)	$7,006	$1,519	$(1,188)	$(2,831)	$(68)	$4,438
Convertible debenture(2)	-	1,000	-	-	-	1,000
Warrants(2)	142	-	-	(142)	-	-
Total non-current investments	$7,148	$2,519	$(1,188)	$(2,973)	$(68)	$5,438
Total investments	$7,148	$2,526	$(1,188)	$-	$(340)	$8,146

(1)	Fair value adjustments recorded within Other comprehensive income for the period.

(2)	Fair value adjustments recorded within Net income for the period.

MAVERIX METALS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Month Periods Ended June 30, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

In April 2020, the Company acquired a $1.0 million convertible debenture (the “Debenture”). The Debenture has a two year term, bears interest at 12% per annum and is convertible into up to 19.9% of the total issued and outstanding capital stock of the owner of the El Mochito mine, the right to purchase an additional 3% of the silver from the operating El Mochito mine on the same terms as the existing El Mochito silver Stream, or a 0.3% NSR Royalty on all metals produced from any mining properties or projects owned by the owner of the El Mochito mine.

As at and for the year ended December 31, 2019:

	Balance at December 31, 2018	Additions	Disposals	Fair Value Adjustments	Balance at December 31, 2019

Common shares	$4,224	$3,597	$-	$(815)	$7,006
Warrants	234	-	-	(92)	142
Total investments	$4,458	$3,597	$-	$(907)	$7,148

5.	CREDIT FACILITY

The following table summarizes the Company’s $120.0 million revolving credit facility (“Credit Facility”) as at June 30, 2020 and changes during the period then ended:

Credit Facility
Balance at December 31, 2018	$12,300
Proceeds	62,000
Repayment	(5,300)
Balance at December 31, 2019	69,000
Proceeds	20,000
Repayment	(13,000)
Balance at June 30, 2020	$76,000

Amortization of the deferred financing costs related to the Credit Facility for the three and six months ended June 30, 2020 was $0.1 million and $0.2 million, respectively ($0.1 million and $0.1 million for the comparable periods in 2019). As at June 30, 2020 the Company was in compliance with all of the covenants related to the Credit Facility.

6.	SHARE CAPITAL

a)	Authorized, Issued and Outstanding shares

The Company is authorized to issue an unlimited number of common shares without par value and preferred shares. No preferred shares have been issued.

b)	Share Purchase Warrants

A listing of the Company’s outstanding warrants as at June 30, 2020 is presented below:

Number outstanding	Exercise Price	Expiry Date
5,000,000	$2.41	December 23, 2021
5,000,000	$3.28	June 29, 2023
10,000,000

In June 2020, 8,250,000 common share purchase warrants were exercised for gross proceeds of $15.6 million to the Company. The weighted-average common share price, at the time of exercise, for the warrants that were exercised during the three and six months ended June 30, 2020 was $4.29 per share.

MAVERIX METALS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Month Periods Ended June 30, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

c)	Share Based Payments - Share Option Plan

The following table summarizes stock options which were outstanding and exercisable as at June 30, 2020 and 2019 and changes during the periods then ended:

	Number of Options Outstanding	Weighted average exercise price per option (CAD$)
Balance at December 31, 2018	3,176,518	2.28
Granted	893,252	5.18
Exercised	(189,000)	1.08
Forfeited	(5,000)	5.18
Balance at June 30, 2019	3,875,770	3.00

Balance at December 31, 2019	3,834,119	3.31
Granted	923,255	5.17
Exercised	(299,250)	1.08
Balance at June 30, 2020	4,458,124	3.84

Options which have vested and are exercisable as at June 30, 2020	2,792,430	2.96

A summary of the Company’s outstanding stock options as at June 30, 2020 is presented below:

Number outstanding	Exercise Price CAD$	Expiry Date
588,250	$1.08	July 11, 2021
722,408	$2.80	April 28, 2022
156,081	$2.80	June 1, 2022
901,565	$3.30	May 31, 2023
848,252	$5.18	April 3, 2024
50,000	$6.48	August 1, 2024
268,313	$5.83	December 12, 2024
923,255	$5.17	March 10, 2025
4,458,124

The following are the weighted-average assumptions used in the Black-Scholes Model to estimate the fair value of stock options granted for the six months ended June 30, 2020 and 2019:

	Six months ended June 30, 2020	Six months ended June 30, 2019
Risk-free interest rate	0.6%	1.6%
Expected volatility	45%	48%
Expected life	3 years	3 years
Expected dividend yield	1.1%	Nil

The weighted-average common share price, at the time of exercise, for the options that were exercised during the three and six months ended June 30, 2020 was $4.29 and $4.68 per share, respectively ($4.13 and $3.96 per share for the comparable periods in 2019). The weighted average remaining contractual life of the options as at June 30, 2020 was 3.20 years (2019: 3.32 years).

MAVERIX METALS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Month Periods Ended June 30, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

d)	Share Based Payments – Restricted Share Unit (“RSU”) Plan

The following table summarizes RSUs which were outstanding as at June 30, 2020 and the changes during the period then ended:

	Number of RSUs Outstanding	Weighted average fair value per RSU (CAD$)
Balance at December 31, 2018	-	-
Granted	97,027	5.82
Balance at December 31, 2019	97,027	5.82
Granted	74,300	5.17
Balance at June 30, 2020	171,327	5.54

e)	Dividends

During the six months ended June 30, 2020, the Company paid two dividends of $0.01 per common share. In May 2020, the Board of Directors declared a quarterly dividend of $0.01 per common share payable on July 15, 2020 to shareholders of record as of the closure of business on June 30, 2020.

7.	OPERATING EXPENSES BY NATURE

	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Compensation and benefits	$836	$798	$2,350	$1,390
Corporate administration	254	152	525	318
Listing and filing fees	67	362	178	405
Professional fees	168	136	355	168
Amortization	36	18	73	36
Operating expenses before share-based compensation	1,361	1,466	3,481	2,317
Share-based compensation	447	775	915	991
Total operating expenses	$1,808	$2,241	$4,396	$3,308

MAVERIX METALS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Month Periods Ended June 30, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

8.	DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following:

	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Net income for the period	$3,076	$610	$3,936	$1,768
Basic weighted average number of shares	122,168,067	108,006,690	120,929,557	107,879,237
Basic earnings per share	$0.03	$0.01	$0.03	$0.02

Effect of dilutive securities
Warrants	9,274,534	7,270,448	10,508,156	6,903,837
Stock options	1,536,556	1,683,140	1,600,189	1,685,065
RSUs	22,597	-	18,580	-
Diluted weighted average number of common shares	133,001,754	116,960,278	133,056,482	116,468,139
Diluted earnings per share	$0.02	$0.01	$0.03	$0.02

The following table lists the number of warrants, stock options and RSUs which were excluded from the computation of diluted earnings per share because the exercise prices plus the unamortized share-based compensation per share exceeded the average market value of the common shares during the three and six month periods ending June 30, 2020 of $4.30 and $4.38, respectively ($4.01 and $3.81 for the comparable periods in 2019).

	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Warrants	-	888,252	-	888,252
Stock options	1,241,568	-	886,470	-
RSUs	-	-	-	-

9.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital:	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Accounts receivable	$(1,772)	$1,744	$(1,795)	$52
Prepaid expenses and other	(557)	53	(565)	19
Trade and other payables	466	(504)	(390)	(544)
Changes in non-cash working capital	$(1,863)	$1,293	$(2,750)	$(473)

Significant non-cash transactions:
Settlement of receivables in equity investments	$877	$-	$1,519	$-

Cash and cash equivalents at the end of the period:
Cash at bank	$46,419	$4,170	$46,419	$4,170

MAVERIX METALS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Month Periods Ended June 30, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

10.	RELATED PARTY DISCLOSURES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Compensation and benefits	$761	$817	$2,027	$1,260
Share-based compensation	396	707	792	895
Total compensation	$1,157	$1,524	$2,819	$2,155

During the three and six month periods ended June 30, 2020, the Company purchased $0.5 million and $1.1 million, respectively ($0.4 million and $1.0 million for the comparable periods in 2019), of refined gold from Pan American Silver Corp. (“Pan American”) at a price of $650 per ounce purchased under its La Colorada gold Stream agreement (Note 14). As a consequence of its shareholding and other factors, Pan American is deemed to have significant influence over the Company.

11.	INCOME TAXES

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income before income taxes due to the following:

	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Income before income taxes	$3,586	$488	$4,832	$1,924
Statutory tax rate	27%	27%	27%	27%
Expected income tax expense	$969	$131	$1,305	$519

Increase (decrease) due to:
Foreign tax rate differences	66	50	159	89
Non-deductible expenses	121	98	238	158
Withholding taxes	86	85	170	161
Change in unrecognized temporary differences	(653)	(197)	(897)	(451)
Effect of true-ups in prior year temporary differences	(79)	(289)	(79)	(320)
Income tax expense	$510	$(122)	$896	$156

MAVERIX METALS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Month Periods Ended June 30, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

12.	SEGMENT INFORMATION

For the three months ended June 30, 2020:

	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$
Beta Hunt	1,937	-	-	(201)	1,736	1,933
El Mochito	-	354	(81)	(142)	131	273
Florida Canyon	659	-	-	(190)	469	764
Hope Bay	1,318	-	-	(421)	897	1,079
Karma	659	-	-	(431)	228	653
La Colorada	-	1,341	(510)	(200)	631	832
Moose River	478	-	-	(241)	237	387
Moss	-	1,492	(300)	(670)	522	1,192
Mt. Carlton	850	-	-	(790)	60	340
Omolon	795	-	-	(552)	243	170
San Jose	373	-	-	(126)	247	434
Vivien	523	-	-	(80)	442	292
Other	192	-	-	-	193	194
Corporate	-	-	-	-	(2,450)	(1,927)
Consolidated total	7,784	3,187	(891)	(4,044)	3,586	6,616

For the three months ended June 30, 2019:

	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$

Beta Hunt	570	-	-	(326)	244	2,057
El Mochito	-	1,286	(317)	(586)	383	969
Florida Canyon	399	-	-	(183)	216	384
Hope Bay	494	-	-	(131)	363	510
Karma	445	-	-	(352)	93	977
La Colorada	-	862	(434)	(165)	263	427
Moose River	239	-	-	(150)	89	241
Moss	-	425	(85)	(266)	74	339
Mt. Carlton	962	-	-	(350)	612	676
San Jose	414	-	-	(135)	279	329
Silvertip	307	-	-	(128)	179	220
Vivien	552	-	-	(289)	263	530
Other	36	-	-	-	36	34
Corporate	-	-	-	-	(2,606)	(2,350)
Consolidated total	4,418	2,573	(836)	(3,061)	488	5,343

MAVERIX METALS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Month Periods Ended June 30, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

For the six months ended June 30, 2020:

	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$
Beta Hunt	3,870	-	-	(402)	3,468	3,775
El Mochito	-	620	(146)	(246)	228	474
Florida Canyon	1,124	-	-	(341)	783	1,195
Hope Bay	2,527	-	-	(835)	1,692	1,877
Karma	1,359	-	-	(978)	381	1,221
La Colorada	-	2,826	(1,128)	(442)	1,256	1,699
Moose River	864	-	-	(474)	390	753
Moss	-	2,955	(596)	(1,467)	892	2,358
Mt. Carlton	1,191	-	-	(1,023)	168	746
Omolon	964	-	-	(675)	289	732
San Jose	813	-	-	(289)	524	799
Silvertip	-	-	-	-	-	180
Vivien	815	-	-	(130)	685	693
Other	333	-	-	(48)	285	348
Corporate	-	-	-	-	(6,209)	(5,388)
Consolidated total	13,860	6,401	(1,870)	(7,350)	4,832	11,462

For the six months ended June 30, 2019:

	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$
Beta Hunt	1,190	-	-	(638)	552	2,057
El Mochito	-	1,286	(317)	(586)	383	969
Florida Canyon	783	-	-	(371)	412	771
Hope Bay	1,004	-	-	(267)	737	896
Karma	973	-	-	(779)	194	977
La Colorada	-	2,048	(1,032)	(391)	625	1,015
Moose River	520	-	-	(293)	227	526
Moss	-	738	(148)	(405)	185	590
Mt. Carlton	1,638	-	-	(602)	1,036	1,351
San Jose	733	-	-	(294)	439	588
Silvertip	535	-	-	(174)	361	364
Vivien	1,082	-	-	(376)	706	954
Other	129	-	-	-	129	113
Corporate	-	-	-	-	(4,062)	(3,700)
Consolidated total	8,587	4,072	(1,497)	(5,176)	1,924	7,471

MAVERIX METALS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Month Periods Ended June 30, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

13.	FINANCIAL RISK MANAGEMENT

The Company has exposure to a variety of financial risks from its use of financial instruments. This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At June 30, 2020, the capital structure of the Company consists of $259.6 million (December 31, 2019: $241.7 million) of total equity, comprising share capital, reserves, accumulated other comprehensive income, and deficit, and $76.0 million (December 31, 2019: $69.0 million) of drawn Credit Facility. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Credit Facility (Note 5). The Company is in compliance with its debt covenants at June 30, 2020.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty and stream portfolio.

Currency Risk

Financial instruments that impact the Company’s net income due to currency fluctuations include: cash and cash equivalents, accounts receivable, investments, and trade and other payables denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at June 30, 2020, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the US dollar would increase (decrease) net income by $0.2 million and other comprehensive income by $0.7 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations, holding of cash and cash equivalents, and the amount available under the Credit Facility. As at June 30, 2020, the Company had cash and cash equivalents of $46.4 million (December 31, 2019: $4.8 million) and working capital of $54.1 million (December 31, 2019: $19.9 million). In addition, at June 30, 2020 the Company had $44.0 million available under its Credit Facility (Note 5 & 15).

Other Risks

The Company also holds common shares of certain mining companies with a combined fair market value as at June 30, 2020 of $7.1 million (December 31, 2019: $7.0 million) (Note 4). The daily exchange traded volume of the common shares may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. Based on the Company’s investments held as at June 30, 2020, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $0.7 million.

MAVERIX METALS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Month Periods Ended June 30, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

Fair Value Measurements

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares held that have direct listings on an exchange are classified as Level 1.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3: Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2020 and December 31, 2019. In accordance with IFRS 13, Fair Value Measurements, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As at June 30, 2020			As at December 31, 2019
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Common shares	$7,071	$-	$-	$7,006	$-	$-
Warrants	-	75	-	-	142	-
Convertible debenture	-	-	1,000	-	-	-
Total	$7,071	$75	$1,000	$7,006	$142	$-

The fair values of the royalty, stream and other interests acquired through issuance of equity instruments were determined by a market approach using unobservable inputs into discounted cash flow projections and comparable transactions. As a result, for the year ending December 31, 2019, the acquisition date fair values of royalty and other interests designated as Level 3 fair value measurements were $74.0 million.

14.	CONTRACTUAL OBLIGATIONS

In connection with its Streams, the Company has committed to purchase the following:

	Percent of life of mine production		Per ounce cash payment: Lesser of amount below and the then prevailing market price (unless otherwise noted)
Gold Stream interests
La Colorada	100%		$650
La Bolsa	5%		$450

Silver Stream interests
Moss	100	%(1)	20% of silver spot price
El Mochito	22.5	%(2)	25% of silver spot price

(1)	After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.
(2)	If 3.0 million ounces are delivered to Maverix prior to April 1, 2022, Maverix’s silver purchase entitlement will be 20% of life of mine silver production.

In connection with the acquisition of the Silvertip Royalty in 2017, the Company may issue an additional 1,400,000 common shares of the Company when the Silvertip mine achieves commercial production and a cumulative throughput of 400,000 tonnes of ore through the processing plant is achieved.

MAVERIX METALS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Month Periods Ended June 30, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

15.	SUBSEQUENT EVENTS

Amendment to Beta Hunt Royalty Interests

On June 30, 2020, the Company and Karora Resources Inc. (“Karora”) announced an agreement to reduce the gold royalties at Karora’s Beta Hunt mine from 7.5% to 4.75% effective July 1, 2020 in exchange for cash consideration of $18.0 million. Upon closing, the Company will receive $15.5 million and will receive the remaining $2.5 million of consideration in January 2021.

Credit Facility Payment

Subsequent to June 30, 2020, the Company repaid $16.0 million, leaving $60.0 million available under the Credit Facility.

Dividend Declared

On August 12, 2020, the Board of Directors of the Company declared a quarterly dividend of $0.01 per common share payable on September 15, 2020 to shareholders of record as of the close of business on August 31, 2020.